UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation

A Date of Report: As of May 29, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 9. Other Events.

On May 29, 2020, Hightimes Holding Corp., a Delaware corporation (“Hightimes”) entered into two separate agreements to acquire J@G Enterprises, Inc. and 530 Collective, two California corporations that own and operate separate cannabis dispensaries, one located in Redding, California and the other in Shasta Lake, California. The agreements are each structured as Type A reorganizations and, following the closing of the transactions, J@G Enterprises and 530 Collective would each become wholly-owned subsidiaries of Hightimes. The consideration payable for the Redding dispensary is $350,000 in cash and 10,150,000 shares of Hightimes common stock (“Hightimes Common Stock”), and the consideration payable for the Shasta Lake dispensary is $150,000 in cash and 4,350,000 shares of Hightimes Common Stock.

The combined revenues of the two corporations for the year ended December 31, 2019 was approximately $10,000,000.

At each closing, the owners of J@G Enterprises and 530 Collective will enter into a lock-up agreement pursuant to which, the owners will agree not to effect any sale, assignment, pledge or transfer of the Hightimes Common Stock for a period of six (6) months following the date our Hightimes Common Stock commences trading, and thereafter may effect public sales into the market of such Hightimes Common Stock at the rate of 20% of such shares every six (6) months thereafter.

The closings of the transactions are subject to obtaining approvals from Hightimes’ senior secured lender and approvals to the change of ownership from the California Department of Consumer Affairs, Bureau of Cannabis Control, and local regulatory authority approvals where the dispensaries are located. There can be no assurance that such approvals will be obtained.

The foregoing summaries of the terms of the respective agreements are qualified in their entity by the definitive agreements annexed to this Form 1-U as Exhibit 6.1 and Exhibit 6.2 which are incorporated by this reference herein.

A copy of the press release announcing the transactions is attached as Exhibit 15.1 hereto.

The information contained herein, including Exhibit 15.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference into any of our Securities and Exchange Commission filings, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Current Report on Form 1-U and Exhibit 15.1 constitutes material investor information that is not otherwise publicly available.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the
Board Date: June 9, 2020

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Agreement and plan of merger among Hightimes Holding Corp. J@G Merger Sub, Inc. and J@G Enterprises, Inc., dated May 29, 2020.

6.2	Agreement and plan of merger among Hightimes Holding Corp. 530C Merger Sub, Inc. and 530 Collective, dated May 29, 2020.

15.1	Press Release dated June 9, 2020.

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